

Sterne Agee
Financial Services Conference
One-on-One Meetings
Boca Raton, FL
February 12 - 13, 2015

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2013 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2014, June 30, 2014, and September 30, 2014, respectively, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WesBanco and ESB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger of WesBanco and ESB may not be fully realized within the expected timeframes; disruption from the merger of WesBanco and ESB may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional

Forward-Looking Statements (cont.)

and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

WesBanco* at a Glance

❖ **Mid-Atlantic Bank Headquartered in Wheeling, West Virginia**

❖ **Assets: $8.3 billion**

❖ **Founded in 1870**

❖ **34 banks/24 companies acquired in 26 years**

❖ **Geographic Loan Distribution: West Virginia (40%), Ohio (34%) and Western Pennsylvania (26%)**

❖ **143 Financial Centers and 128 ATMs**

❖ **Wealth management, securities brokerage, insurance and proprietary family of mutual funds**

*Traded as WSBC on NASDAQ Global Stock Market.
Includes ESB Financial Corporation.

4

WesBanco
By all accounts, better.

Experienced Management Team

Executive	Position	Years in Banking	Years w/ WSBC
James Gardill	Chairman of the Board	43*	43
Todd Clossin	President & CEO	31	2
Robert Young	EVP & CFO	29	14
Peter Jaworski	EVP & Chief Credit Officer	31	20
Jonathan Dargusch	EVP – Trust & Investments	34	5
Bernard Twigg	EVP – Chief Lending Officer	31	12
Lynn Asensio	EVP – Retail Administration	37	10
Michael Perkins	EVP – Chief Risk and Admin.	20	20

• As legal counsel to WesBanco.

WesBanco
By all accounts, better.

Recent Accomplishments

❖ Completed acquisition of ESB Financial Corporation (February 2015).

❖ Completed President/CEO Succession Plan (May 2014).

❖ Increased dividends to shareholders 7 times in last 16 quarters representing a 57% increase.

❖ Earned five consecutive "Outstanding" CRA ratings.

❖ Outperformed the S&P 500 over the past 38 years.

❖ Achieved "5 Star" Bauer Financial Rating.

WesBanco
By all accounts, better.

QTD Performance Comparison

($ in thousands, except diluted earnings per share)	For the Quarter Ended December 2013	For the Quarter Ended December 2014	% Change
Net Income	$15,353	$16,512	7.5%
Diluted Earnings Per Share	$ 0.52	$ 0.56	7.7%
Provision for Credit Losses	$3,144	$ 1,880	(40.2.%)
Return on Average Assets	0.99%	1.04%	5.1%
Return on Average Tangible Equity*	14.60%	13.77%	(5.7%)
Net Interest Margin (FTE)	3.58%	3.60%	0.6%
Efficiency Ratio, excludes restructuring and merger related expenses*	61.66%	60.37%	(2.1%)

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Five Year Earnings Trend

($ in thousands, except diluted earnings per share)	YTD December 2010	YTD December 2011	YTD December 2012	YTD December 2013	YTD December 2014
Net Income	$35,611	$43,809	$49,544	$63,925	$69,974
Diluted Earnings Per Share	$ 1.34	$ 1.65	$ 1.84	$ 2.18	$ 2.39
Provision for Credit Losses	$44,578	$35,311	$19,874	$ 9,086	$ 6,405
Return on Average Assets	0.66%	0.81%	0.88%	1.05%	1.12%
Return on Average Tangible Equity*	11.56%	13.18%	13.57%	15.79%	15.39%
Net Interest Margin (FTE)	3.60%	3.66%	3.53%	3.58%	3.61%
Efficiency Ratio, excludes restructuring and merger related expenses*	60.81%	59.50%	60.98%	60.99%	59.59%

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

YTD Performance Comparison vs. Peer Group
ROAA & ROATCE



Peer Group source: SNL Financial
* Peer is 9/30/14 YTD.

YTD Performance Comparison vs. Peer Group
Efficiency Ratio



Peer Group source: SNL Financial
* Peer is 9/30/14 YTD.

Organic Growth Opportunities

Expanding Franchise in Contiguous Markets



Adrian
Ashtabula
Warren
Pearl Beach
Toledo
Mentor
Meadville
Sandusky
Cleveland
Bowling Green
Howland Corners
Warsaw
Elyria
Parma
Clarion
Norwalk
Fort Wayne
Findlay
Akron
Youngstown
Barberton
Ossian
Bucyrus
Mansfield
Canton
Lima
Marion
Indiana
Celina
New Philadelphia
Sidney
Mount Vernon
Coshocton
Muncie
Piqua
Bethel Park
Trotwood
Zanesville
Wheeling
Lancaster
New Martinsville
Fairmont
Chillicothe
Athens
Keyser
Parkersburg
Jackson
Buckhannon
Elkins
Madison
Ripley
Portsmouth
Maysville
Charleston
Glade View
Louisville
Frankfort
Morehead
Staunton
Lexington
Fort Knox
Richmond
Malaga
Guyan Terrace
Beckley
Lewisburg
South River
Elizabethtown
Pikeville
Campbellsville
Burning Springs
Blacksburg
Roanoke
Somerset
Daniel Boone
Green
© 2014 Nokia © 2014 Microsoft Corporation
bing

WesBanco Inc.
120 Branches

ESB Financial Corp.
23 Branches

WesBanco
By all accounts, better.

Wealth Management Capabilities and Growth Trends

- ❖ $3.8B of assets under management/custody.

- ❖ Over 5,000 trust relationships.

- ❖ Combined Trust, Securities Brokerage and Private Banking under one management team.

- ❖ 10 locations in WV, OH & PA.

- ❖ Improving performance as asset values have grown.

- ❖ Shale related opportunities

- ❖ Product capabilities:
  - ➢ Trust
  - ➢ Investment management
  - ➢ WesMark Funds
  - ➢ Estate planning
  - ➢ Financial planning
  - ➢ Securities sales
  - ➢ Retirement planning



Productivity Trends
Total Assets / FTE and Earnings / FTE



Increased Productivity, Improvement & Enhancement of the Commercial Team

❖ Dedicated C&I and Business Banking teams in our urban markets with dedicated management.

❖ New product capabilities in SWAP, Treasury Management and Government leasing.

❖ Realignment of resources from lower growth to higher growth markets.

❖ Loan portfolio and fee income per RM has increased over the past 5 years.

❖ ROE based pricing models used.

❖ Improved alignment between all commercial business lines; single point of leadership.

WesBanco
By all accounts, better.

Retail Sales/Service Distribution Strategies

❖ All financial centers within 4 hour drive of headquarters, efficient and tight network distribution (talent/marketing).

❖ Installation of instant issue debit cards machines. Fees now exceed monthly NSF/OD income.

❖ Licensed Banker Platform produced over $101 million in sales for almost $3 million in gross revenue.

❖ $131 million in Business Banking loans produced during 2014.

❖ Full integration of a CRM system to ensure relationship building and referrals between business partners.

❖ Financial center optimization underway to include technology deployments and an omni-channel distribution model. Past 5 years closed 7 offices, downsized 3 others and opened 3 new offices in more attractive markets.

❖ Installation of TCR machines in branches reduced FTE count by 75 since 2013.

Electronic Banking Capabilities

- ❖ Full suite of E-Services
  - ➢ Internet banking – Retail and Commercial
    - ➢ Mobile Application – Alerts/text
    - ➢ Mobile Deposits
    - ➢ TM Services
    - ➢ Bill Pay
- ❖ Payment via Debit Cards
  - ➢ Retail
  - ➢ Business
  - ➢ Private Banking
  - ➢ Instant Issue
  - ➢ Working towards E.M.V.
  - ➢ Partnering with Apple Pay
- ❖ Business Remote Capture

WesBanco
By all accounts, better.

Electronic Banking Productivity Trends
Items Processed / Debit Card Transactions



Internet / Mobile
User Trends



WesBanco
By all accounts, better.

Total Loan Category Growth

(dollars in thousands)



Non-interest Bearing Deposit Growth

(Dollars in thousands)



Non-interest bearing deposits
% of Total Deposits
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
4Q'10 1Q'11 2Q'11 3Q'11 4Q'11 1Q'12 2Q'12 3Q'12 4Q'12 1Q'13 2Q'13 3Q'13 4Q'13 1Q'14 2Q'14 3Q'14 4Q'14

WesBanco
By all accounts, better.

Net Cumulative Change in Loan, Deposit, and Capital Balances ($ millions)



11/30/12 acquisition of Fidelity Bancorp.

Diversified Operating Non-interest Income*

Legend:
- ■ Gain Mort. Loan Sales
- ■ Other Inc.
- ■ Insurance
- ■ Securities brokerage
- □ Trust
- ■ Service charges & Fees

($MM)



Chart values by year:
- 2010: $60.4
- 2011: $60.2
- 2012: $62.6
- 2013: $68.7
- 2014: $68.6

- ❖ Non-interest income contributed 26% of net revenue YTD 2014.

- ❖ Non-bank offerings (trust, insurance, securities) contributed $30.7 million to YTD 2014 revenue.

- ❖ Securities brokerage revenue has increased 10.8% YTD 2014.

- ❖ Trust fees have increased 7.6% YTD 2014.

- ❖ 1Q'13 included a $1.1 million gain and 2Q'14 a $1.0 million gain in BOLI income due to death payouts.

* Operating non-interest income excludes G/L on securities and G/L on sale of OREO property, see non-GAAP measures for additional information.

23

WesBanco
By all accounts, better.

Risk Management Update

❖ **Preparing for $10 billion Dodd-Frank threshold.**

❖ **Internal project management office (PMO).**
  - ❖ Ensures projects effectiveness and overall timeliness.
  - ❖ Adherence to defined scope, resources, budget, and mitigation practices.
  - ❖ Project advisory and governance groups for management/board reporting.

❖ **Stress testing**
  - ❖ Conducted similar to the Comprehensive Capital Analysis and Review (CCAR) consistent with our size/complexity.
  - ❖ Includes liquidity and loan portfolio stress testing.
  - ❖ Reviewed annually with senior management, board and regulators.

❖ **Developed a robust compliance management system**
  - ❖ BSA/AML compliance
  - ❖ Ongoing assessment of related risk and regulatory expectations to strengthen overall compliance practices and staffing.
  - ❖ Over next two years, expecting to add 6-10 FTE's to compliance overall.

WesBanco
By all accounts, better.

Information Technology Capabilities

❖ Scalable technology infrastructure permitting organic and acquisition related growth without significant additional investment.

❖ Use technology to reduce travel cost and enhance communication alignment through video conferencing capabilities across expanding footprint.

❖ Reduced communication cost by 43% from previous year through implementation of company-wide modernization of the communication infrastructure, upgrade of corporate phone systems and complete installation of thin-client technology with elimination of all desktop/laptop computers.

❖ Participate/contribute to global information security forums/councils. Collaboration with peers to protect common interest of secure financial industry along with protection of customers' information.

WesBanco
By all accounts, better.

M & A Advantages

- ❖ **History of successful acquisitions which have provided improved earnings.**
- ❖ **WesBanco is focused on targeted M & A opportunities in higher-growth metro areas.**
- ❖ **Positive regulatory relationships represent a key success factor (Fidelity and ESB mergers completed within 3-4 months).**
- ❖ **Adequate capital and liquidity to close deals.**
- ❖ **Experienced senior management, IT platform and back office know-how helps to complete deals quickly while obtaining efficiencies.**

WesBanco
By all accounts, better.

M & A Advantages (con't.)

❖ **Currency valuation provides upside for seller's shareholders.**

❖ **Community bank look and feel.**

❖ **Long-term focus on shareholder returns.**

❖ **Our common stock has exceeded the S&P 500 performance over the last 38 years.**

WesBanco
By all accounts, better.

ESB Transaction Highlights

Compelling Strategic Rationale

Significantly expands presence in large attractive Pittsburgh market - top 10 player in Pittsburgh MSA[1]
Roughly 30% of pro forma WesBanco franchise in Pittsburgh/Western PA

Builds on prior acquisition of Fidelity in Pittsburgh through greater penetration in market -
Highly experienced Pittsburgh market management team

Leverages WesBanco platform product suite through ESB's distribution

Last standing sizable franchise left in market with desirable branch locations -
Voted again as top 10 performing thrift for 2013 by SNL

Similar disciplined risk cultures and customer focus.

Proven track record of acquisitions

Strong Financial Results

Expected to be 3% accretive to 2015 EPS excluding one-time charges

Run rate EPS accretion of 9-10% in 2016 and beyond

Internal rate of return in the high teens

Tangible book value dilution of 7.4% with restructuring charges

Earn-back of dilution of 2.4 years using incremental retained earnings method and 5.4 years using crossover method reflecting all merger-related expenses, purchase accounting adjustments and cost savings

Remain well in excess of "Well Capitalized" guidelines on pro forma basis

(1) Pittsburgh MSA deposit market share rankings exclude Bank of New York Mellon.
Incremental retained earnings method defined as the number of years required to earn back the
tangible book value per share dilution at close using estimated incremental retained earnings (defined
as ESB earnings, synergies, purchase accounting adjustments and dividends paid to new shares).
Crossover method defined as the number of years for projected pro forma tangible book value per
share to exceed projected stand-alone tangible book value per share.

WesBanco
By all accounts, better.

Franchise Comparison

($ in Millions)





		WesBanco, Inc.	ESB Financial Corporation
Balance Sheet	Assets	$6,278	$1,945
	Deposits	$5,102	$1,337
	Loans / Deposits	79.1%	53.4%
	Tangible Common Equity	$472	$165
Operational	Net Income	$53.5	$13.6
	Net Interest Margin	3.62%	2.80%
	Efficiency Ratio	59.3%	56.7%
	Cost of Total Deposits	0.34%	0.53%
	ROAA	1.15%	0.93%
	ROAE	9.2%	9.1%
	ROATCE	16.0%	11.8%
Franchise	Headquarters	Wheeling, WV	Ellwood City, PA
	Branches	120	23
	Top 5 Counties	Ohio & Wood (WV), Franklin & Belmont (OH), Allegheny (PA)	Beaver, Allegheny, Lawrence, Butler (All in PA)

Financial data as of 9/30/2014 or for the nine months
ended 9/30/2014.
Source: SNL Financial.

WesBanco
By all accounts, better.

Acquisition of ESB Makes WSBC
Top 10 Player in Pittsburgh MSA

	WesBanco Deposit Market Share Over Time in the Pittsburgh MSA				
Rank	Institution	Branches	Deposits ($MM)	Market Share	
1	PNC Financial Services Group	152	49,740	50.6%	
2	Royal Bank of Scotland Group	129	7,505	7.6%	
3	F.N.B. Corp.	86	4,030	4.1%	
4	Dollar Bank FSB	37	3,656	3.7%	
5	First Niagara Financial Group	59	2,752	2.8%	
6	Huntington Bancshares Inc.	38	2,487	2.5%	
7	First Commonwealth Financial	61	2,400	2.4%	
8	TriState Capital Holdings Inc.	2	2,274	2.3%	
9	S&T Bancorp Inc.	26	1,735	1.8%	
10	**WesBanco (post acquisition of Fidelity and ESB)**	**35[1]**	**1,478**	**1.5%**	**PF 2014**
...					
13	**WesBanco (post acquisition of Fidelity)**	**15**	**556**	**0.6%**	**PF 2012**
...					
39	**WesBanco (without Fidelity or ESB)**	**2**	**81**	**0.1%**	**2012**

➢ Pittsburgh expansion key to WesBanco continued transformation

➢ Pittsburgh is the 2nd largest MSA in Pennsylvania and serves as an engine of loan growth for WesBanco

  ➢ Current loans to deposits in Pittsburgh / Western PA of 103%[2]

➢ With ESB, WesBanco can leverage greater footprint to substantially grow franchise in Pittsburgh

➢ Revenue opportunity from fee income businesses including trust and wealth management overlay not factored in current analysis

Deposit market share excludes Bank of New York Mellon.
1. Does not include the anticipated closing of one branch or the new branch in Cannonsburg, PA.
2. Financial data as of 6/30/2014.
Source: SNL Financial.

WesBanco
By all accounts, better.

Marcellus/Utica Shale Play



($ in thousands)

Financial Information

Net Interest Margin



Legend: ■ NIM ■ Yield on Earning Assets ■ Cost of Funds

	4Q'12	1Q'13	2Q'13	3Q'13	4Q'13	1Q'14	2Q'14	3Q'14	4Q'14
NIM	3.50%	3.64%	3.56%	3.52%	3.58%	3.63%	3.64%	3.58%	3.60%
Yield on Earning Assets	4.27%	4.31%	4.20%	4.13%	4.09%	4.08%	4.06%	3.98%	3.96%
Cost of Funds	0.93%	0.81%	0.77%	0.73%	0.63%	0.56%	0.52%	0.51%	0.47%

WesBanco
By all accounts, better.

Summary – Capital Ratios



*See non-GAAP financial measures for additional information relating to the calculation of this ratio.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.51 B
~24.0% of total assets



US Govt. Agencies 5.8%

Municipals, 39.7%

Agency Mortgage-Backed & CMOs, 51.6%

Equities & Others, 2.9%

- ❖ **Average tax-equivalent portfolio yield of 3.27%.**
- ❖ **WAL approx. 4.4 years; modified duration 3.9%.**
- ❖ **Over 52% unpledged.**
- ❖ **Net unrealized AFS securities gains of $4.6 million at 12/31/14; total net unrealized portfolio gain with HTM of $30.5 million.**

WesBanco
By all accounts, better.

Diversified Loan Portfolio
12/31/14

Total Loans = $4.1 B

Comm. Real Estate = $1.95 B



Comm. & Ind., 15.6%

LHFS, 0.1%

Consumer, 6.0%

HELOC, 8.1%

Comm. Real Estate, 47.5%

Res. Real Estate, 22.7%





Const & Dev. 13.5%

Investor-owned 62.1%

Owner-occupied 24.4%

WesBanco
By all accounts, better.

Reduction in NPA's and C&C Loans



Allowance Coverage



WesBanco
By all accounts, better.

Interest Rate Sensitivity

	% Change in Net Interest Income from Base Over One Year	
Immediate Change in Interest Rates	December 31, 2014	December 31, 2013
Up 1% Rate Shock	+1.9%	+1.6%
Up 2% Rate Shock	+2.1%	+1.7%
Up 3% Rate Shock	+0.9%	+0.2%
Up 2% Rate Ramp	+1.9%	+1.1%
Down 1% Rate Shock	-1.8%	-2.0%
EVE Up 2% Rate Shock *	6.0%	-2.8%
EVE Down 1% Rate Shock *	-11.0%	-5.3%

* EVE – economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios.

WesBanco
By all accounts, better.

Stock Price and Dividend Information

WesBanco
By all accounts, better.

Dividends Per Share



December 2014 Dividend Payout Ratio = 36.82% as of 12/31/14

47% increase over past 15 quarters

WesBanco dividend yield is 2.88% compared to SNL Banks $5B-10B peer group of 2.30%.

Stock Performance

100-based Index Analysis: WSBC vs. Peers / ^BANK (5 years)



Investment Rationale

❖ **Strong regulatory capital.**

❖ **Proven acquisition-oriented growth strategy.**

❖ **Liquidity to fund additional lending capacity.**

❖ **Asset quality compares favorably with regional and national peers.**

❖ **Diversity of earnings stream.**

❖ **Potential upside market appreciation due to lower than peer P/E ratio.**

WesBanco
By all accounts, better.

Appendix

WesBanco
By all accounts, better.

Pro Forma Loan Composition

WesBanco, Inc.


Construction
7%
Single
Family
34%
Multifamily
7%
Commercial
Real Estate
32%
C&I
10%
Consumer
5%
Other
5%

$3,960 Million
Yield on Loans: 4.38%

ESB Financial Corp.


Construction
5%
Single
Family
60%
Multifamily
6%
Commercial
Real Estate
12%
C&I
2%
Consumer
8%
Other
7%

$716 Million
Yield on Loans: 4.57%

Combined


Construction
6%
Single
Family
38%
Multifamily
7%
Commercial
Real Estate
29%
C&I
9%
Consumer
6%
Other
5%

$4,675 Million
Yield on Loans: 4.41%

Source: SNL Financial. Represents regulatory loan composition as of 6/30/2014. Does not include any purchase accounting adjustments.

WesBanco
By all accounts, better.

Pro Forma Deposit Composition

WesBanco, Inc.



$5,117 Million
Cost of Deposits: 0.34%
Core Deposits[1]: 84%

ESB Financial Corp.



$1,305 Million
Cost of Deposits: 0.52%
Core Deposits[1]: 78%

Combined



$6,423 Million
Cost of Deposits: 0.38%
Core Deposits[1]: 83%

Source: SNL Financial. Represents regulatory deposit composition as of 6/30/2014.
Jumbo deposits represent time deposits greater than $100,000. Does not include any purchase accounting adjustments.
1. Core deposits equal total deposits minus jumbo deposits and brokered deposits.

Non-GAAP Financial Measures
Efficiency Ratio

($ in thousands)	3 months ended 12/31/13	3 months ended 12/31/14
Non-interest expense	$ 40,743	$ 41,972
Less: restructuring and merger related expense	(45)	(1,309)
Non-interest expense excluding restructuring and merger related expense	$ 40,698	$ 40,663
Net interest income (on a fully taxable equivalent basis)	$ 49,058	$ 50,793
Non-interest income	16,950	16,560
Total income	$66,008	$ 67,353
Non-interest expense / total income (efficiency ratio)	61.66%	60.37%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Efficiency Ratio

($ in thousands)	2010	2011	2012	2013	2014
Non-interest expense	$ 141,152	$ 140,295	$ 150,120	$ 160,998	$ 161,633
Less: restructuring and merger related expense	(175)		(3,888)	(1,310)	(1,309)
Non-interest expense excluding restructuring and merger related expense	140,977	140,295	146,232	159,688	160,324
Net interest income (on a fully taxable equivalent basis)	172,235	175,885	175,027	192,556	200,545
Non-interest income	59,599	59,888	64,775	69,285	68,504
Total income	231,834	235,773	239,802	261,841	269,049
Non-interest expense / total income (efficiency ratio)	60.81%	59.50%	60.98%	60.99%	59.59%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)	2010	2011	2012	2013	2014
Total shareholder's equity	$ 606,863	$ 633,790	$ 714,184	$ 746,595	$ 788,190
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible equity	$ 325,329	$ 353,823	$ 393,785	$ 428,434	$ 471,276
Total assets	$5,361,458	$5,536,030	$6,078,717	$6,144,773	$6,296,565
Less: goodwill & other intangible assets, net of def. tax liabilities	(281,534)	(279,967)	(320,399)	(318,161)	(316,914)
Tangible assets	$5,079,924	$5,256,063	$5,758,318	$5,826,612	$5,979,651
Tangible equity to tangible assets	6.40%	6.73%	6.84%	7.35%	7.88%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

($ in thousands)	4Q'13	1Q'14	2Q'14	3Q'14	4Q'14
Total shareholder's equity	$ 746,595	$ 761,117	$ 778,625	$ 788,784	$ 788,190
Less: goodwill & other intangible assets, net of def. tax liabilities	(318,161)	(317,840)	(317,527)	(317,217)	(316,914)
Tangible equity	$ 428,434	$ 443,277	$ 461,098	$ 471,567	$ 471,276
Total assets	$6,144,773	$6,237,577	$6,277,020	$6,278,494	$6,296,565
Less: goodwill & other intangible assets, net of def. tax liabilities	(318,161)	(317,840)	(317,527)	(317,217)	(316,914)
Tangible assets	$5,826,612	$5,919,737	$5,959,493	$5,961,277	$5,979,651
Tangible equity to tangible assets	7.35%	7.49%	7.74%	7.91%	7.88%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures
Net Operating non-interest income

($ in thousands)

	2010	2011	2012	2013	2014
Non-interest income	$ 59,599	$ 59,888	$ 64,775	$ 69,285	$ 68,504
Less: Net securities gains	3,362	963	2,463	684	903
Less: net gains/losses on other real estate owned and other assets	(4,128)	(1,290)	(305)	(81)	(1,006)
Net operating non-interest income	$ 60,365	$ 60,215	$ 62,617	$ 68,682	$ 68,607

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	12/31/13 QTD	12/31/14 QTD
Net income	$ 60,911	$ 65,510
Plus: amortization of intangibles* (tax effected at 35%)	1,408	1,202
Net income before amortization of intangibles*	$ 62,319	$ 66,712
Average total shareholders' equity	$ 745,136	$ 801,579
Less: average goodwill & other intangibles, net of def. tax liabilities	(318,333)	(317,061)
Average tangible equity	$ 426,803	$ 484,518
Return on average tangible equity	14.60%	13.77%

Non-GAAP Financial Measures

Return on Average Tangible Equity

($ in thousands)

	2010	2011	2012	2013	2014
Net income	$ 35,611	$ 43,809	$ 49,544	$ 63,925	$ 69,974
Plus: amortization of intangibles* (tax effected at 35%)	1,774	1,566	1,398	1,487	1,248
Net income before amortization of intangibles*	37,385	45,375	50,942	65,412	71,222
Average total shareholders' equity	605,742	625,061	656,684	733,249	780,423
Less: average goodwill & other intangibles, net of def. tax liabilities	(282,389)	(280,718)	(281,326)	(318,913)	(317,523)
Average tangible equity	323,353	344,343	375,358	414,336	462,900
Return on average tangible equity	**11.56%**	**13.18%**	**13.57%**	**15.79%**	**15.39%**

